FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of May 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into the
Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2004   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on May 4, 2004 Kerzner Announces First Quarter Results
99(2)	Supplement to Heads of Agreement Signed May 3, 2004

Exhibit 99(1)



FROM: Kerzner International Limited
            The Bahamas
            Investor Contact: Omar Palacios
            Tel: +1.242.363.6016
            Media Contact: Lauren Snyder
            Tel: +1.212.659.5240

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES FIRST QUARTER RESULTS

- *DILUTED EPS OF $1.28 COMPARED TO $1.37 ACHIEVED LAST YEAR*

- *ADJUSTED EPS OF $1.26 COMPARED TO $1.12 ACHIEVED LAST YEAR*

- *ATLANTIS, PARADISE ISLAND ACHIEVES RECORD NET REVENUE AND EBITDA*

- *KERZNER AND THE GOVERNMENT OF THE BAHAMAS ENTER INTO AN AMENDMENT OF 2003 HEADS OF AGREEMENT THAT INCREASES THE SCOPE OF PHASE III*

- *KERZNER COMPLETES THE ISSUANCE OF $230 MILLION OF 2.375% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2024*

PARADISE ISLAND, The Bahamas, May 4, 2004 – Kerzner International Limited (NYSE: KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the first quarter of 2004. The Company reported net income in the quarter of $40.8 million, compared to net income of $39.3 million for the same period last year resulting in net income per share of $1.28 compared to $1.37 achieved in the same period last year. Adjusted net income for the quarter was $40.5 million compared to $32.2 million in the same period last year. Adjusted net income per share for the quarter was $1.26 as compared to $1.12 achieved in the same period last year.

Butch Kerzner, Chief Executive Officer of the Company, commented, "I am very pleased to report record first quarter adjusted net income per share for the Company of $1.26, a 13% increase over the same period last year, which is the result of strong performance across all our businesses – Atlantis, Paradise Island, One&Only and the earnings contribution from Mohegan Sun. In particular, the Paradise Island business is off to a great start in 2004 as we achieved EBITDA of $55.4 million, our highest-ever quarterly level of EBITDA, which is 17% above the same period last year. Growth in Paradise Island EBITDA was fueled by strong results from Atlantis as RevPAR increased by 5%, driven by a slight increase in occupancy to 84% and an ADR of $298, our highest average daily room rate in a quarter for this property. The Atlantis Casino also performed very well as a result of strong table volume."

Butch Kerzner continued, "Against the backdrop of this strong performance, I am very pleased to announce today that we have amended the terms of the 2003 Heads of Agreement with the Government of the Commonwealth of The Bahamas, which will permit us to increase the scope of the Phase III expansion project that was announced in May of last year. The revised Heads of Agreement addresses several key areas of the proposed development, which include a proposed 25% increase in the number of rooms and suites, from 1,200 to 1,500; more than doubling our existing convention and meeting space, adding some 100,000 square feet of new facilities; and an increase in the size of the Marina Village to approximately 65,000 square feet. In addition, the project will include a dramatic expansion of the water and marine-based entertainment attractions that will cater to day visitors (at a charge) in addition to the property's hotel guests. The revised Heads of Agreement with Government contemplates an investment in The Bahamas for Phase III of approximately $800 million (excluding further expansions to our current timeshare on Paradise Island, Harborside at Atlantis, which together with certain other expenditures will bring the total new investment in The Bahamas to approximately $1 billion)."

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue in the quarter of $148.8 million and EBITDA of $53.4 million as compared to $138.7 million and $44.5 million, respectively, in the same period last year. These record first quarter levels of net revenue and EBITDA were driven by strong trends in the hotel and the casino.

Atlantis's revenue per available room ("RevPAR") for the quarter was $251 as compared to $239 in the same period last year. In the quarter, Atlantis achieved an average occupancy of 84% at a $298 average daily room rate ("ADR"), which compared to an average occupancy of 83% and ADR of $289 in the same period last year. Business levels were strong throughout the quarter, as Atlantis experienced RevPAR growth in January, February and March of 2%, 7% and 5%, respectively, over the same months in the prior year.

In the Atlantis Casino, the largest casino in the Caribbean market, table drop increased by 24% from the same period last year. Table win in the quarter also increased by 24% as table hold percentage was in line with the same period last year. Results in the quarter benefited from both the Michael Jordan Celebrity Invitational golf tournament and overall stronger volumes. Slot volume increased by 4% compared to the same period last year.

The Company and the Government of The Bahamas have agreed to amend their 2003 Heads of Agreement, which will increase the scope of the project as follows:

- In order to take advantage of the existing and anticipated demand for additional rooms, the number of new rooms has been increased from 1,200 to 1,500. As previously announced, the new hotel will be situated at Pirate's Cove adjacent to one of the best beach sites on Paradise Island;

- The Marina Village project has been increased to 65,000 square feet. Marina Village will include four new restaurants and retail space around the Atlantis Marina that will be an attractive destination for all visitors to Nassau and Paradise Island. The Company has received significant interest from prospective third party concessionaires for the proposed new retail space. The additional restaurants will be owned by the Company and will include the return of Cafe Martinique, which is expected to become one of the premier restaurant experiences in the Caribbean. New signature restaurants, to be operated with some of the finest chefs in the world, will further elevate Atlantis's food and beverage offerings;

- The new convention and meeting space has been increased from a commitment of 50,000 square feet to approximately 100,000 square feet, including what is expected to be the largest ballroom in the Caribbean. This phase of the expansion is expected to benefit from agreements that have been negotiated between The Bahamas and the United States that will permit companies in the United States to obtain a federal tax deduction for expenses incurred in connection with conventions in The Bahamas. Based on these agreements, the new regulations are expected to go into effect in 2006;

- Given the success of the first phase of Harborside at Atlantis, a joint venture between the Company and an affiliate of Starwood Hotels & Resorts Worldwide, Inc., the Company plans to develop two additional phases that are expected to add approximately 320 additional timeshare units along the harbor. The second phase of Harborside at Atlantis is expected to add approximately 116 two-bedroom suites.

As part of the revised Heads of Agreement and consistent with its commitments to the Bahamian public, the Government has agreed to the following revisions of certain incentives:

- The extension of the casino tax concessions that the Company presently enjoys will be further lengthened from eleven years to eighteen years from the completion of the expansion and is expected to be in effect until the end of 2024 (as opposed to 2017);

- The joint marketing contribution arrangement of $4 million per year from the Government will be extended from the end of 2007 through the end of 2010;

- An increase will be made in the number of work permits available to the Company.

The Company commenced construction of Phase III in August 2003 with the expansion to the One&Only Ocean Club. This expansion, which includes three new luxury villas and additional amenities to the facility, is nearly complete and is expected to be in operation by this summer – approximately three months ahead of schedule.

The Company expects to commence development of Marina Village and the expansion of Harborside at Atlantis in the second quarter of 2004. Marina Village is expected to be completed by the fourth quarter of 2005. The first phase of Harborside at Atlantis, the Company's current time share, is currently approximately 97% sold. Accordingly, the Company has commenced to pre-sell the second phase of Harborside of Atlantis, which is expected to be completed by the end of 2005. Construction of a future third phase of Harborside at Atlantis will commence once the second phase has been 75% sold.

Additional elements of Phase III include a significant expansion to Atlantis's existing water-themed attractions, including a new dolphin encounter attraction and an 18-hole golf course on nearby Athol Island, which lies just east of Paradise Island. These additions are expected to allow the Company to extend its business model towards day visitors who travel to Nassau and Paradise Island. Architectural and development planning for these projects has progressed and the Company expects to commence construction late this year. The completion date for Phase III is expected to be Christmas 2006 (exclusive of the third phase of Harborside at Atlantis). The Company's determination to proceed with the full scope of Phase III is subject to financing and certain other conditions.

Gaming

Connecticut

In the quarter, results in the Company's Gaming segment were derived from Mohegan Sun, which reported record first quarter slot revenue of $200.9 million, an increase of 11% compared to the same period last year. Slot win per unit per day was $353 for the quarter, a 9% increase compared to the same period last year. In the quarter, Mohegan Sun captured a 51% share of the growing Connecticut slots market, which reported growth of 2% over the same period last year.

Trading Cove Associates ("TCA"), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the Mohegan Sun. The Company recorded equity earnings from TCA of $8.7 million in the quarter as compared to the $8.3 million earned in the same period last year.

United Kingdom

In the quarter, the Company announced that it has been granted a Certificate of Consent from the Gaming Board for Great Britain, which will enable the Company to apply for the transfer of the London Clubs International license in Northampton into its name, and proceed with its plans for a casino in Northampton. The Company expects to develop and operate a 30,000 square foot facility in Northampton, which is approximately 75 miles northwest of London. The development cost is projected at approximately $15 million and the casino facility is expected to open in 2005. The construction of this facility, which is subject to various regulatory approvals, is not expected to commence until the second half of 2004.

In the quarter, the Company announced that it had participated in the formation of BLB Investors, L.L.C. ("BLB"), a joint venture with an affiliate of Starwood Capital Group, L.L.C. ("Starwood") and an affiliate of Waterford Group, L.L.C. ("Waterford") for the purpose of acquiring Wembley plc ("Wembley"), a London Stock Exchange-listed company that owns gaming and racetrack operations in the United States and race tracks in the United Kingdom. Wembley's United States operations include its flagship property, Lincoln Park in Rhode Island, a greyhound racetrack with 2,273 video lottery terminals. The Company's current ownership interest in BLB is 37.5%, Starwood's is 37.5%, and Waterford's is 25%. BLB has acquired 7,732,500 Wembley shares (representing approximately 22.2% of Wembley's issued share capital) at a price of 800 pence per share.

On March 30, 2004, BLB announced a cash tender offer of 800 pence for each Wembley share and subsequently increased its offer on April 20, 2004 to 860 pence. This offer values Wembley at $546 million at current exchange rates and in the absence of a higher offer, is expected to be recommended by the Wembley board.

One&Only Resorts

In its One&Only segment, the Company reported net revenue of $30.5 million and EBITDA of $8.5 million in the quarter compared to $16.1 million and $6.5 million, respectively, in the same period last year. The first quarter results reflect growth across all One&Only properties compared to the prior year. Results in the quarter include $9.5 million and $0.9 million of net revenue and EBITDA, respectively, from the One&Only Palmilla, whose results have been consolidated pursuant to FIN 46R.

The One&Only Ocean Club continued to show impressive growth. The resort achieved an average occupancy of 82% and an ADR of $906 in the quarter compared to an average occupancy of 78% and an ADR of $881, and posted its eighth consecutive quarter of record RevPAR, in each case compared to the prior year quarter. Future results are expected to benefit from the completion of an expansion that includes three new luxury villas, which are expected to be in operation by the summer of this year.

In the quarter, the One&Only Palmilla was officially re-launched during the first week of February with a star-studded private event to celebrate John Travolta's 50th birthday, which generated worldwide public relations exposure for the resort. The following week, which included the U.S. President's Day holiday, marked the first full week of operations for the resort. The resort had a limited opening for selected guests for the New Year and had accepted some guests over the course of January in order to prepare for the official opening of the resort in February. In the quarter, the Company's share of grand reopening expenses from the One&Only Palmilla, which includes advertising and public relations expenses, was approximately $1.4 million.

The Company earned management and development fees of $4.1 million in the quarter as compared to $2.7 million in the same period last year. Results improved compared to the prior year in Mauritius, the Maldives and Dubai. In particular, business levels in the Maldives and Dubai were outstanding.

In the quarter, direct expenses associated with One&Only Resorts increased by $0.3 million as compared to the same period last year. The increase is primarily attributable to increased personnel added in the third quarter of 2003.

Liquidity

At the end of the quarter, the Company held $61.8 million in cash and cash equivalents, including $1.4 million in restricted cash. Total interest-bearing debt at the end of the quarter was $488.1 million, comprised primarily of $400.0 million of 8 7/8% Senior Subordinated Notes due 2011, of which $175.0 million has been swapped from fixed to variable rates. These amounts include cash and cash equivalents of $4.7 million and total debt of $87.0 million associated with the One&Only Palmilla, whose financial statements have been consolidated pursuant to FIN 46R. Interest expense in the quarter also includes $1.4 million related to the One&Only Palmilla.

The Company closed the quarter with an undrawn Revolving Credit Facility and has commitments of approximately $254 million available under this credit facility, which is net of an approximate $46 million guaranty in respect of the redevelopment of the One&Only Palmilla. The Company has had preliminary discussions with various banks to enter into a revised amended Revolving Credit Facility that would provide financing for, among other things, the increased scope of the Phase III expansion. The Company expects to enter into an amended Revolving Credit Facility by the third quarter of this year.

Under the Company's current Revolving Credit Facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla (in accordance with FIN 46R) is not included in the determination of credit statistics used to measure compliance with the Company's debt covenants pursuant to this agreement.

In the quarter, the Company incurred $37.2 million in capital expenditures, comprised mainly of Paradise Island-related expenditures and $13.5 million from the One&Only Palmilla, whose amounts have been consolidated pursuant to FIN 46R. In the second quarter of 2004, the Company anticipates it will spend between $30 million and $35 million in capital expenditures, mainly on Paradise Island.

In the quarter, the Company advanced approximately $12.6 million to BLB for its acquisition of Wembley shares and rights to additional Wembley shares that together represent a 22.2% equity interest in Wembley by BLB. In the second quarter, the Company advanced approximately $30.1 million to BLB-related entities, which was used in part by BLB to complete the acquisition of its 22.2% equity interest in Wembley, and also to increase the Company's investment in BLB from 25% to 37.5%.

In the quarter, the Company advanced $3.0 million in the form of mezzanine financing related to the development of a One&Only luxury resort in the Maldives.

As of March 31, 2004, shareholders' equity was $886.1 million and the Company had 30.6 million Ordinary Shares outstanding.

In April 2004, the Company issued $230 million of 2.375% Convertible Senior Subordinated Notes due 2024.

Income Taxes

In the quarter, the Company recognized income tax expense of $0.2 million, which represents the excess of federal, state and foreign income tax expense net of the release of a portion of the valuation allowance on deferred tax assets. In the quarter, the Company paid cash taxes of approximately $1.8 million, which represents payments due mainly for Connecticut state income taxes and includes $0.6 million of taxes payable that were accrued in 2003.

Other Matters

Investors should note that this earnings release conforms to the presentation of segment information adopted in the consolidated financial statements that were filed as part of the Company's 2003 Form 20-F. This earnings release reflects the three distinct business segments that management uses to measure the operating performance of the Company. These three business segments are: Destination Resorts, Gaming and One&Only. The Company's most significant contributor to its profitability is its Destination Resorts segment, which is driven primarily by Atlantis, Paradise Island, the Company's flagship property. In order to permit comparability to 2003 earnings releases, a reconciliation of the combined Paradise Island operations, which included the results of Atlantis, Paradise Island and One&Only Ocean Club – Paradise Island Summary Segment Data Reconciliation – is attached to this news release.

In the quarter, the Company adopted Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), which requires variable interest entities to be consolidated if certain criteria are met. Under FIN 46R, the Company has determined that the One&Only Palmilla, a previously unconsolidated 50%-owned equity method investment, should be consolidated. The implementation of FIN 46R resulted in an increase in revenue and expenses in 2004. However, it had no impact on consolidated net income or net income per share.

Conference Call Announcement

The Company will hold a conference call at 9:00 a.m. EST today to discuss these first quarter results and its outlook on the second quarter. This call can be accessed at the Company's web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).

Replay of the conference call will be available beginning May 4, 2004 at 1:00 p.m. EST ending at midnight on May 11, 2004. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 7124575.

About the Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Further One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the Securities Exchange Commission.

Investor inquires regarding the Company should be directed to Omar Palacios at +1.242.363.6016. Media inquiries should be directed to Lauren Snyder at +1.242.363.6014.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Net Income, Summary Segment Data, Paradise Island Summary Segment Data Reconciliation and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars Except Per Share Data)

	For the Three Months Ended March 31,	
	2004	2003 [1]
	(Unaudited)	
Revenues:		
Casino and resort revenues	$ 169,266	$ 144,602
Less: promotional allowances	(7,411)	(6,814)
Net casino and resort revenues	161,855	137,788
Tour operations	12,758	11,058
Management and other fees	4,727	3,089
Insurance recovery	-	2,819
Other	1,085	1,140
	180,425	155,894
Expenses:		
Casino and resort expenses	79,061	69,434
Tour operations	10,941	9,604
Selling, general and administrative	30,954	24,774
Corporate expenses	8,757	6,596
Depreciation and amortization	14,956	13,628
Grand reopening expenses	2,862	-
Gain on replacement of damaged assets	-	(2,514)
	147,531	121,522
Relinquishment fees - equity earnings in TCA [1]	8,722	8,281
Income from operations	41,616	42,653
Other income (expense):		
Interest income	611	936
Interest expense, net of capitalization	(8,164)	(7,509)
Equity in earnings of associated companies, net	4,700	1,832
Other, net	89	(21)
Other expense, net	(2,764)	(4,762)
Income from continuing operations before income taxes and minority interest	38,852	37,891
Provision for income taxes	(186)	(466)
Minority interest	2,152	(375)
Income from continuing operations	40,818	37,050
Income from discontinued operations, net of income tax effect	-	2,239
Net income	$ 40,818	$ 39,289
Diluted net income per share:		
Income from continuing operations	$ 1.28	$ 1.29
Income from discontinued operations, net of income tax effect	-	0.08
	$ 1.28	$ 1.37
Weighted average number of shares outstanding - diluted	32,001	28,657

(1) Relinquishment fees - equity earnings in TCA have been restated by $0.2 million for the quarter ended March 31, 2003, in connection with the restatement of Trading Cove Associates' financial statements, as described in our recently filed Form 20-F.

Kerzner International Limited
Reconciliation of Adjusted Net Income to GAAP Net Income
(In Thousands of U.S. Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended March 31,			
	2004		**2003**	
	$	**EPS**	**$**	**EPS**
Adjusted net income [1]	$ 40,473	$ 1.26	$ 32,171	$ 1.12
Insurance recovery [2]	-	-	2,819	0.10
Gain on replacement of damaged assets [2]	-	-	2,514	0.09
Income from discontinued operations, net of income tax effect [3]	-	-	2,239	0.08
Share of income (loss) from remediation costs at Harborside [4]	1,776	0.06	(454)	(0.02)
Share of grand reopening expenses from the One&Only Palmilla [5]	(1,431)	(0.04)	-	-
Net income [6]	$ 40,818	$ 1.28	$ 39,289	$ 1.37

(1) Adjusted net income is defined as net income before insurance recovery, gain on replacement of damaged assets, income from discontinued operations, net of income tax effect, share of income (loss) from remediation costs at Harborside and share of the One&Only Palmilla grand reopening expenses. Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be a useful basis for (i) the valuation of companies; (ii) assessing current results; (iii) basing expectations of future results. This information should not be considered as an alternative to net income from continuing operations computed in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income, though generally used throughout our industry, is limited by the fact that companies may not necessarily compute it in the same manner thereby making this measure less useful than net income from continuing operations calculated in accordance with U.S. GAAP.

(2) Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(3) The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the first quarter of 2003.

(4) The Company recorded income (loss) for its share of remediation costs related to Harborside at Atlantis ("Harborside"), the Company's 50%-owned time share property at Atlantis, Paradise Island, arising primarily from damage incurred from Hurricane Michelle in November 2001. In the first quarter of 2004, the Company recorded its share of an insurance recovery realized by Harborside related to a partial settlement of the Harborside remediation claim, which is recorded net of remediation costs incurred.

(5) In April 2003, the One&Only Palmilla was temporarily closed in order to commence an approximate $102.0 million expansion project. The One&Only Palmilla hosted its grand reopening in February 2004. The Company recorded its share of grand reopening expenses.

(6) Net income has been restated by $0.2 million for the quarter ended March 31, 2003, in connection with the restatement of Trading Cove Associates' financial statements, as described in our recently filed Form 20-F.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Net Income
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended March 31,	
	2004	**2003**
EBITDA [1]	$ 62,358	$ 53,234
Insurance recovery	-	2,819
Depreciation and amortization	(14,956)	(13,628)
Grand reopening expenses	(2,862)	
Gain on replacement of damaged assets	-	2,514
Other expense, net	(2,764)	(4,762)
Equity in earnings of associated companies, net	(4,700)	(1,832)
Share of income (loss) from remediation costs at Harborside	1,776	(454)
Provision for income taxes	(186)	(466)
Minority interest	2,152	(375)
Income from discontinued operations, net of income tax effect	-	2,239
Net income	$ 40,818	$ 39,289

(1) EBITDA is defined as net income before insurance recovery, depreciation and amortization, grand reopening expenses, gain on replacement of damaged assets, other expense, net (excluding equity in earnings of associated companies, net before share of income (loss) from remediation costs at Harborside), provision for income taxes, minority interest and income from discontinued operations, net of income tax effect. Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information to investors. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Kerzner International Limited

Summary Segment Data - EBITDA

(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended March 31,	
	2004	2003
Destination Resorts:		
Atlantis, Paradise Island	$ 51,293	$ 43,400
Harborside fees	619	402
Other [1]	1,468	698
	53,380	44,500
Gaming:		
Connecticut	8,722	8,281
United Kingdom	(327)	-
Other [1]	(147)	(225)
	8,248	8,056
One&Only:		
One&Only Ocean Club	4,152	3,850
One&Only Palmilla	928	-
Other resorts [2]	4,108	2,820
Direct expenses [2]	(2,253)	(1,952)
Other [1]	1,605	1,813
	8,540	6,531
Corporate and other [3]	(7,810)	(5,853)
	$ 62,358	$ 53,234

See definition and management's disclosure regarding EBITDA at Reconciliation of EBITDA to GAAP Net Income.

(1) Other represents the Company's share of net income (loss) from unconsolidated affiliates (excluding share of income (loss) from remediation costs at Harborside) for its investments in Harborside, Sun Resorts Limited, the One&Only Kanuhura and Trading Cove New York. The quarter ended March 31, 2003 includes the Company's share of net income (loss) from the One&Only Palmilla.

(2) Consists of management, development and other fees and direct expenses related to the Company's One&Only Resort segment for its operations located in Mauritius, Dubai, and the Maldives. The quarter ended March 31, 2003 includes management and other fees related to the One&Only Palmilla.

(3) Corporate and other represents corporate expenses not directly attributable to Destination Resorts, One&Only or Gaming.

Kerzner International Limited

Summary Segment Data – Net Revenue

(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended March 31,	
	2004	**2003**
Destination Resorts:		
Atlantis, Paradise Island [1]		
Rooms	$ 52,550	$ 49,489
Casino	41,792	35,932
Food and beverage	35,357	32,291
Other resort	18,973	16,552
	148,672	134,264
Promotional allowances	(7,411)	(6,814)
	141,261	127,450
Tour operations	6,965	7,986
Insurance recovery	-	2,819
Harborside fees	619	402
Net revenue	148,845	138,657
One&Only:		
One&Only Ocean Club	11,092	10,338
One&Only Palmilla	9,502	-
Other resorts [2]	4,108	2,687
Tour operations	5,793	3,072
	30,495	16,097
Other [3]	1,085	1,140
Net revenue	$ 180,425	$ 155,894

(1) Includes revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company's wholly owned tour operator, PIV, Inc. and marketing fee income from our 50% owned timeshare, Harborside.

(2) Includes management and development fees from the Company's One&Only resort businesses located in Mauritius, Dubai and the Maldives. For the quarter ended March 31, 2003, other resorts also included management and other fees related the One&Only Palmilla.

(3) Includes revenue not directly attributable to Destination Resorts, One&Only or Gaming. Relinquishment fees – equity earnings in TCA related to our Gaming segment are included within income from operations in the accompanying condensed consolidated statements of operations.

Kerzner International Limited
Paradise Island Summary Segment Data Reconciliation [1]
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended March 31,	
	2004	2003
EBITDA:		
Atlantis, Paradise Island	$ 51,293	$ 43,400
One&Only Ocean Club	4,152	3,850
	$ 55,445	$ 47,250
Revenue:		
Atlantis, Paradise Island	$ 148,672	$ 134,264
One&Only Ocean Club	11,092	10,338
	159,764	144,602
Promotional allowances	(7,411)	(6,814)
Net revenue	$ 152,353	$ 137,788

(1) This schedule is presented to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in 2003.

Kerzner International Limited

Hotel Operating Performance Data
(Unaudited)

	For the Three Months Ended March 31,	
	2004	**2003**
Atlantis, Paradise Island:		
Occupancy	84%	83%
ADR [1]	$ 298	$ 289
RevPAR [2]	$ 251	$ 239
One&Only Ocean Club:		
Occupancy	82%	78%
ADR [1]	$ 906	$ 881
RevPAR [2]	$ 739	$ 683
One&Only Palmilla: [3]		
Occupancy	55%	66%
ADR [1]	$ 564	$ 441
RevPAR [2]	$ 308	$ 292

Management believes that results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures; occupancy, average daily rate ("ADR") and revenue per available room ("RevPAR") levels. These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patters and the degree of competition with other destination resorts, luxury hotels and product offering within the travel and leisure industry. The demand for accommodations at Atlantis, Paradise Island, the One&Only Ocean Club and the One&Only Palmilla may also be affected by normal recurring seasonal patterns whereby Atlantis, Paradise, the One&Only Ocean Club and the One&Only Palmilla experience lower occupancy levels in the fall and winter (September, following Labor Day, through mid December) which may result in lower revenue, net income and cash flow from operations during this period.

(1) ADR represents room revenue divided by the total number of occupied room nights.

(2) RevPAR represents room revenue divided by total room nights available.

(3) For the quarter ended March 31, 2004, the Company has assumed 172 rooms were available for the entire quarter. However, the Company did not officially re-open the resort until the second week of February and had only an average of 104 rooms in service during the month of January, as it accepted a limited number of guests during this period.

COMMONWEALTH OF THE BAHAMAS
New Providence

DATED the 3rd day of May, 2004

B E T W E E N : -

THE GOVERNMENT OF THE

COMMONWEALTH OF THE BAHAMAS

a n d

KERZNER INTERNATIONAL LIMITED

SUPPLEMENT

TO

HEADS OF AGREEMENT

COMMONWEALTH OF THE BAHAMAS

New Providence

THIS SUPPLEMENT TO HEADS OF AGREEMENT is made the 3rd day of May, 2004.

BETWEEN :

(1)   **THE GOVERNMENT OF THE COMMONWEALTH OF THE BAHAMAS** represented herein by, WENDELL MAJOR, Secretary of the National Economic Council, (hereinafter called "the Government") and;

(2)   **KERZNER INTERNATIONAL LIMITED** a company incorporated under the laws of and having its registered office in the Commonwealth of The Bahamas, to include its relevant subsidiaries and affiliates at every tier, represented herein by HOWARD B. KERZNER, Chief Executive Officer (hereinafter called "Kerzner").

RECITALS

WHEREAS : -

A.   The Government and Kerzner are parties to a Heads of Agreement dated the 26th day of May, 2003 ("the 2003 HOA"). Unless otherwise defined herein, all capitalized terms used in this Supplement shall have the meanings given to them in the 2003 HOA, and any paragraph references shall be references to paragraphs of the 2003 HOA unless the context otherwise requires;

B.   Subsequent to the 2003 HOA, Kerzner has substantially increased the proposed scope of Phase III, and in consideration thereof the Government has agreed to amend certain of the incentives and concessions contained in the 2003 HOA as hereinafter contained.

NOW THIS SUPPLEMENT WITNESSETH in consideration of the premises as follows:-

1.   INCREASE OF INVESTMENT SCOPE

1.1   In respect of Phase III, Kerzner hereby agrees to the following increases in both investment and scope:

    1.1.1   To increase from US$600 million to US$1.0 billion the minimum amount to be spent on Phase III;

1.1.2   To increase the number of hotel rooms to be included in the New Hotel and Facilities from a minimum of 1,000 to a minimum of 1,500;

1.1.3   To increase the convention facilities expansion from 50,000 square feet to at least 100,000 square feet;

1.1.4   To increase the size of Marina Village from 20,000 square feet to 65,000 square feet;

1.1.5   To increase the number of permanent jobs for Bahamians to be created pursuant to paragraph 1.1.4 of the 2003 HOA from a minimum of 2,000 to a minimum of 3,000;

1.1.6   To construct 200 2-bedroom Units in a new timeshare resort development ("Harborside Phase III") which would commence when Harborside Phase II is 75% sold out, which Kerzner anticipates to be by the end of the first quarter of 2008. Harborside Phase III shall be an element of Phase III-B, and for the purposes of the term 'substantial completion of Phase III' as defined in the 2003 HOA, it shall not be required that Harborside Phase III be open for business.

1.2   Paragraph 11.2 is hereby amended to refer to the sum of $1.0 billion instead of $600 million, and by the addition of a new paragraph 11.3, as follows:

"11.3   If requested by the Government, Kerzner shall provide reasonable evidence in support of the amount of dollars actually invested in, or committed to, Phase III.";

1.3   It is expected that the construction period referred to in paragraph 1.2.2 of the 2003 HOA will be 24 months;

1.4   Kerzner and the Government will mount a joint initiative to accelerate the training contemplated by paragraph 6.2 (together with the training programmes contemplated by paragraph 6.5 defined as "the Training Initiative")

1.5   Kerzner will increase the sum to be contributed to community programmes pursuant to paragraph 14.2 to $5 million. The additional $3 million contribution shall be spent as to $1 million towards each of the Bay Street Redevelopment Project, the Clifton Heritage Project and the Training Initiative.

1.6   The scope of all other aspects of Phase III shall remain unchanged.

2.   REVISION OF INCENTIVES

2.1   In consideration of the substantial increases in scope and investment set forth herein, the Government hereby agrees to the following revisions of the incentives provided by the 2003 HOA:

> 2.1.1   The 11-year period referred to in paragraph 3.2 is hereby extended to expire at the end of 2024;
>
> 2.1.2   Paragraph 3.3 is deleted in its entirety;
>
> 2.1.3   The number of new work permits referred to in paragraph 6.3 are hereby increased from 25 to 50;
>
> 2.1.4   The joint marketing agreement reflected in paragraph 8 is hereby extended from 5 years to 8 years;
>
> 2.1.5   The concessions granted by paragraph 5 in respect of Harborside Phase II are hereby extended to Harborside Phase III.

2.2   In light of the scope, complexity and accelerated schedule of Phase III, the parties recognize that it will be necessary for many of the non-Bahamian contractors working on Phase III to work on several different aspects of Phase III, under multiple contracts and, at times, simultaneously. The Government hereby confirms that its undertakings to facilitate the grant of work permits, business licences, and other necessary Government or Government agency approvals will be exercised to accommodate this fact.

3.   PROMOTION OF BAHAMIAN ENTREPRENEURSHIP

In further pursuance of the agreements contained in paragraph 6 of the 2003 HOA, Kerzner agrees to use reasonable efforts to promote opportunities, where appropriate, for qualified Bahamian entrepreneurs in the development and operation of Phase III.

4.   FURTHER ASSURANCE

The parties to this Supplement will do all acts and things and sign and execute all documents and deeds requisite for the purpose of implementing the terms of this Supplement in such form and to such effect as the other party may reasonably require.

5.   MUTUAL WARRANTY AND ACKNOWLEDGMENT

Each of the parties warrants its power and authority to enter into this Supplement.

6.   PREVIOUS HEADS OF AGREEMENT

Save as amended herein, the remaining terms and conditions of the 2003 HOA shall remain in full force and effect and without any other amendment or modification thereto. The term "Phase III" shall henceforth include the expansions and additions referred to herein.

7.   GOVERNING LAW AND JURISDICTION

This Supplement shall be governed by the laws of the said Commonwealth of The Bahamas and in the event that any suit or legal action is commenced by either party, the other party agrees, consents and submits to the exclusive, jurisdiction of the courts of the said Commonwealth of The Bahamas.

THE GOVERNMENT OF THE COMMONWEALTH OF THE BAHAMAS

By :

/s/ Wendell Major ....

Name: Wendell Major

Title: Secretary of the National Economic Council

KERZNER INTERNATIONAL LIMITED

By :

/s/ Howard B. Kerzner ....

Name: Howard B. Kerzner

Title: Chief Executive Officer